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                                                                 Exhibit (a)(11)

                     Press Release dated January 14, 1999.
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NEWS                         ROHM AND HAAS COMPANY
RELEASE 100 Independence Mall West Telephone (215)592-3000 Philadelphia, Pennsylvania 19105-2390
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                JOHN P. MCGINNIS
PRESS CONTACT:  215-592-2409                 FOR RELEASE: Immediately
                John_P_McGinnis@rohmhaas.com
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                 ROHM AND HAAS ACQUISITION OF LEARONAL CLEARED
                             BY GERMAN AUTHORITIES

Philadelphia, PA, January 14, 1999 - Rohm and Haas Company (NYSE: ROH) said today that the German Federal Cartel Office has completed its review under German antitrust laws and has cleared the company's pending acquisition of LeaRonal, Inc. (NYSE: LRI).

This acquisition cleared the statutory waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act last week.

Under the terms of a previously announced merger agreement, Rohm and Haas has made a cash tender offer to buy all of the outstanding shares of LeaRonal at a price of $34 per share. This offer will expire at midnight, Eastern Standard Time on Friday, January 22, 1999, unless extended. The offer is contingent upon the tendering of at least two-thirds of LeaRonal diluted outstanding stock to a Rohm and Haas subsidiary. The value of the transaction is approximately $460 million.

The company said the acquisition of LeaRonal will enhance Rohm and Haas's opportunities for growth in the printed circuit board segment of the fast-growing electronic materials market. When the acquisition is completed, LeaRonal will be combined with the printed wiring board operations of Rohm and Haas's Shipley subsidiary. The resulting division of Shipley Company will be called Shipley Ronal.

LeaRonal, which reported $242 million in fiscal 1998 sales, develops and markets precious and non-precious metal-based processes used by the electronics and metal-finishing industries to make for semiconductor packaging, printed circuit boards, electronic connectors and to plate a wide range of materials, ranging from steel to eyeglass frames and jewelry.

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Rohm and Haas is a Fortune 400 specialty chemical company with nearly $4 billion in annual sales. The company's specialty products are found in many items that improve the quality of life, including decorative and industrial paints, semiconductors, shampoos and other personal-care items, and water purification systems. LeaRonal is a leader in the development and marketing of specialty chemical additives used by the worldwide electronics and metal finishing industries.